TERYL RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

AS AT NOVEMBER 30, 2007

Unaudited – Prepared by Management	1

TERYL RESOURCES CORP.
CONSOLIDATED BALANCE SHEET
AS AT NOVEMBER 30, 2007

ASSETS
	Nov. 30,	Nov. 30,	May 31,
	2007	2006	2007
	Unaudited	Unaudited	Audited
Current Assets:	$	$	$
Cash	50,941	-	2,947
Amounts receivable	3,633	98,550	12,515
Prepaid expenses	14,835	6,571	6,773
	69,409	105,121	22,235
Investments (Note 3)	4,026	4,026	4,026
Equipment (Note 4)	15,276	14,059	17,269
Gas Wells (Note 5)	272,327	207,506	287,936
Mineral Property Interests (Note 6)	245,504	208,690	231,086
Deferred Exploration Expenditures (Note 6)	3,021,524	2,884,143	2,999,743
	3,628,066	3,423,545	3,562,295

LIABILITIES AND CAPITAL LESS DEFICIT
Current Liabilities:
Cash deficiency	-	6,466	-
Accounts payable and accrued liabilities	98,096	29,260	128,097
Advances from (to) related parties (Note 8)	155,981	143,405	172,180
	254,077	179,131	300,277
Share Capital - Issued (Note 9)	11,224,729	10,611,332	10,839,259
Subscriptions Received	-	69,972	70,000
Contributed Surplus	285,754	182,177	285,754
Deficit	(8,136,494)	(7,619,067)	(7,932,995)
	3,373,989	3,244,414	3,262,017
	3,628,066	3,423,545	3,562,295
Contingencies and Commitments (Note 10)

Approved by the Directors:

“John Robertson”	John Robertson

“Jennifer Lorette”	Jennifer Lorette

Unaudited – Prepared by Management	2

TERYL RESOURCES CORP.
STATEMENT OF OPERATIONS AND DEFICIT
FOR THE THREE MONTHS AND SIX MONTHS ENDED NOVEMBER 30, 2007

	Three Months Ended		Six Months Ended
	Nov. 30,		Nov. 30,
	2007	2006	2007	2006
	$	$	$	$
Oil and Gas Operations:
Revenue from Oil & Gas Sales	4,744	6,066	11,163	12,727
Deduct: Oil & Gas Operating expenses	1,157	2,442	2,733	3,225
Net Income (Loss) from Oil and Gas	3,587	3,624	8,430	9,502

General and Administrative Expenses:
Audit and accounting	15,250	27,250	22,850	28,900
Consulting, publicity and investor relations	35,799	14,090	41,302	37,762
Management and directors fees	13,655	19,039	25,842	37,720
Secretarial fees and benefits	4,593	9,015	5,592	20,106
Office supplies, courier & telephone	10,686	8,981	16,643	16,386
Filing fees and electronic data services	11,007	3,944	36,563	4,444
Legal fees	8,646	3,590	18,039	5,679
Office rent and utilities	4,148	1,003	7,259	2,423
Auto, travel and entertainment	7,488	822	13,801	7,376
Shareholder and meeting costs	5,605	-	5,605	-
Transfer agent fees	3,163	764	4,101	1,602
Bank charges and other interest	158	310	364	473
Foreign exchange loss (gain)	(344)	(3,474)	(2,980)	(3,293)
Interest income	(641)	(93)	(654)	(449)
Amortization and depletion	8,801	993	17,602	1,985
General and Administrative Expenses	128,014	86,234	211,929	161,114
Net Income (Loss) for the Period	(124,427)	(82,610)	(203,499)	(151,612)
Deficit - Beginning of Period	(8,012,067)	(7,536,457)	(7,932,995)	(7,467,455)
Deficit - End of Period	(8,136,494)	(7,619,067)	(8,136,494)	(7,619,067)

EARNINGS (LOSS) PER SHARE	(0.0030)	(0.0021)	(0.0049)	(0.0039)

Weighted Average Shares Outstanding	41,546,857	39,468,188	41,546,857	39,468,188

Unaudited – Prepared by Management	3

TERYL RESOURCES CORP.
INTERIM STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS AND SIX MONTHS ENDED NOVEMBER 30, 2007

	Three Months Ended		Six Months Ended
	Nov. 30,		Nov. 30,
	2007	2006	2007	2006
	$	$	$	$
Operating Activities:
Revenue receipts	4,744	6,957	11,163	12,226
Payment of oil and gas operating costs	(1,157)	(2,442)	(2,733)	(3,225)
Receipts of interest income	641	93	654	449
Receipts from sales taxes	-	3,206	-	7,034
Payments to suppliers for goods and services	(85,096)	(73,033)	(294,162)	(158,559)
Cash Flows from Operating Activities	(80,868)	(65,219)	(285,078)	(142,075)

Financing Activities:
Share capital issued for cash	60,720	-	385,470	-
Related parties advances (repayments)	11,878	62,282	(16,199)	66,990
Cash Flows from Financing Activities	72,598	62,282	369,271	66,990

Investing Activities:
Exploration & development costs	(17,910)	(13,638)	(21,781)	(16,302)
Purchase of mineral property interests	(7,927)	(11,268)	(14,418)	(18,454)
Purchase of gas well interests	-	-	-	(106,261)
Cash Flows from Investing Activities	(25,837)	(24,906)	(36,199)	(141,017)
Increase (Decrease) in Cash	(34,107)	(27,843)	47,994	(216,102)
Cash (Deficiency) at Beginning of Period	85,048	21,377	2,947	209,636
Cash (Deficiency) at End of Period	50,941	(6,466)	50,941	(6,466)

Unaudited – Prepared by Management	4

TERYL RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2007
(Stated in Canadian Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN
Teryl Resources Corp. is a public company incorporated under the British Columbia Business Corporations Act on July 16, 1985. Its shares are listed on the TSX Venture Exchange.

The Company makes expenditures on acquiring mineral properties and carries out exploration work. It also acquires oil and gas property interests and participates in drilling wells. The recoverability of amounts shown for investments, mineral properties, interest in oil and gas properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the exploration, the profitability of future production or the ability of the Company to dispose of those assets on a profitable basis. The Company's ongoing operation is dependent upon cash flow from successful operations and equity financing. The Company has incurred a loss of $ 203,499 in the period ended November 30, 2007 (2006 - $ 151,612). These consolidated financial statements do not include adjustments that would be necessary should it be determined that the Company may be unable to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES

[a] Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Argon Investment Corporation (inactive) and Teryl, Inc. Teryl, Inc. was incorporated on November 17, 1988, in the State of Delaware and registered to do business in the USA, to hold and operate the Alaska and Arizona mineral property interests and Texas oil and gas well interests.

[b] Equipment

The Company records its office and automotive equipment at cost and depreciates them on the declining-balance basis over the estimated useful lives at the following rates:

Office equipment	20% per annum
Automotive equipment	30% per annum

[c]	Accounting for Oil and Gas Well Interests

The Company follows the successful efforts method of accounting for its oil and gas producing activities. Under this method, all costs associated with productive exploratory wells and productive or non-productive development wells are capitalized while the costs of non-productive exploratory wells are expensed. If an exploratory well finds oil and gas reserves, but a determination that such reserves can be classified as proved is not made after one year following completion of drilling, the costs of drilling are charged to operations. Indirect exploratory expenditures, including geophysical costs and annual lease rentals, are expensed as incurred. Unproved oil and gas properties that are individually significant are periodically assessed for impairment of value, and a loss is recognized at the time of impairment by providing an impairment allowance. Capitalized costs of producing oil and gas properties and related support equipment are depreciated and depleted by the unit-of-production method.

On the sale or retirement of a complete unit of a proved property, the cost and related accumulated depreciation, depletion, and amortization are eliminated from the property accounts, and the resultant gain or loss is recognized. On the retirement or sale of a partial unit of proved property, the cost is charged to accumulated depreciation, depletion, and amortization with a resulting gain or loss recognized in income. On the sale of an entire interest in an unproved property for cash or cash equivalent, gain or loss on the sale is recognized, taking into consideration the amount of any recorded impairment if the property had been assessed individually. If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained. In joint ventured oil and gas exploration and production activities, the accounts reflect only the Company’s proportionate interest in such activities.

Unaudited – Prepared by Management	5

Teryl Resources Corp.
Notes to Consolidated Financial Statements
For the Six Months Ended November 30, 2007

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

d)	Accounting for Mineral Property Interests

The Company capitalizes its acquisition costs of mineral properties (including finders fees) and the related exploration and development expenditures by claim groups, or its share of costs on joint ventures, which are to be amortized as follows;

i)	If property sold outright - costs written off entirely against proceeds.

ii)	If property sold under option-type agreement - on basis of cash or shares received over total undiscounted amount to be received under agreement, exclusive of royalties or net profit participation.

iii)	If property brought into production - on basis of units of production over total estimated reserves recoverable.

iv)	If property retained, but has no proven economic reserves and is not currently being explored or developed by the Company or joint venture partner - costs written down to a nominal value.

v)	If property abandoned - costs written off entirely.

e)	Revenue Recognition

Revenue associated with the sales of oil and gas are recorded when title passes to the customer. Revenues from oil and gas production from properties in which the Company has an interest with other producers are recognized on the basis of the Company’s net working interest.

f)	Foreign Exchange Translations

The Company’s functional currency is the Canadian dollar. Transactions recorded in United States dollars have been translated into Canadian dollars using the temporal method as follows:

i)	Monetary items at the rate prevailing at the balance sheet date.

ii)	Non-monetary items at the historical exchange rate.

iii)	Revenue and expense at the average rate in effect during the year.

Gains or losses arising on translation are included in the consolidated statements of operations.

g)	Investments

The Company accounts for its investments in companies subject to significant influence on the equity method. Under the equity method, the pro-rata share of the investee’s earnings is recorded as income and added to the carrying value of the investments shown on the consolidated balance sheet. Dividends received are considered as a return of capital and are accordingly deducted from the carrying value of the investment.

The Company's investments in companies that are not subject to significant influence are recorded at cost. Investments are written down only when there is clear evidence that a decline in value that is other than temporary has occurred.

h)	Financial Instruments

The carrying value of financial instruments not otherwise disclosed separately in the financial statements, approximate their fair values. Those financial instruments include cash, accounts and advances receivable, bank overdraft, accounts payable and amounts due to related parties, and their fair values approximate their carrying values, since they are short term in nature and are receivable or payable on demand.

i)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company=s management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

Unaudited – Prepared by Management	6

Teryl Resources Corp.
Notes to Consolidated Financial Statements
For the Six Months Ended November 30, 2007

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	j)	Income Taxes

The Company uses the liability method of accounting for future income taxes whereby future income taxes assets and liabilities are computed based on the differences between the carrying amount of assets and liabilities on the balance sheet, and their corresponding tax values using the currently enacted or substantially enacted, income tax rates expected to apply when these differences reverse. Future income tax assets also result from unused loss carry forwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted , if necessary, by the use of a valuation allowance which is recorded against any future income tax asset if it is more likely that not that the asset will not be realized.

	k)	Loss Per Share

Basic and diluted loss per share amounts are computed using the weighted average number of common shares outstanding during the year. The Company calculates earning per share using a new standard, the treasury stock method. Under the treasury stock method, only instruments with exercise amounts less than the market prices impact the diluted calculations. In computing diluted loss per share, no shares were added to the weighted average number of common shares outstanding during the periods ended November 30, 2007 and 2006 and year ended May 31, 2007 for the dilutive effect of employee stock options and warrants, as they were all anti-dilutive. No adjustments were required to reported loss from operations in computing diluted per share amounts.

	l)	Stock Based Compensation

The Company follows the recommendations of CICA Handbook Section 3870 - 'Stock Base Compensation and Other Stock Based Payments= to account for stock based transactions with officer, directors and outside consultants. Accordingly, the fair value of stock options is charged to operations, with an offsetting credit to contributed surplus. The fair value of stock options, which vest immediately, is recognized at the date of grant; the fair value of options, which vest in the future, is recognized on a straight line bases over the vesting period. Any consideration received on exercise of stock options together with the related portion of contributed surplus is credited to share capital.

	m)	Asset Impairment

On an annual basis or when impairment indicators arise, the Company evaluates the future recoverability of its mineral property costs. Impairment losses or write downs are recorded in the event the net book value of such assets exceeds the estimated indicated future cash flow attributable to such assets.

	n)	Asset Retirement Obligations

The Company follows the recommendations in CICA Handbook Section 3110 – “Asset Retirement Obligations” whereby the legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation. A corresponding amount is capitalized to the related asset. Asset retirement costs are charged to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying asset. The liabilities are subject to accretion over time for changes in the fair value of the liability through charges to accretion which is included in cost of sales and operating expenses. As at November 30, 2007, the Company did not have any asset retirement obligations.

	o)	Variable Interest Entities

The Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 15, “Consolidation of Variable Interest Entities”, to provide accounting guidance related to variable interest entities (“VIE”). A VIE exists when the entity’s equity investment is at risk. When a VIE is determined to exist, the guidance requires the VIE to be consolidated by the primary beneficiary. The Company adopted the Guideline effective June 1, 2005 and has determined that it does not have a primary beneficiary interest in VIE.

	p)	Comparative Figures

Certain comparative figures were reclassified to conform with the current year=s presentation.

Unaudited – Prepared by Management	7

Teryl Resources Corp.
Notes to Consolidated Financial Statements
For the Six Months Ended November 30, 2007

3.	INVESTMENTS

Linux Gold Corp. is a public company listed on US Stock Exchanges having a market value of $ 3,653 Cdn. at November 30, 2007 (2006 - $ 4,348).

	Nov. 30,	Nov. 30,
	2007	2006
Linux Gold Corp.
15,880 shares at cost	4,026	4,026

4.	EQUIPMENT

Furniture and fixtures - at cost	27,010	21,237
Less: Accumulated amortization	(16,262)	(13,647)
	10,748	7,590
Automotive equipment - at cost	15,531	15,531
Less: Accumulated amortization	(11,003)	(9,062)
	4,528	6,469
	15,276	14,059

5.	OIL AND GAS WELL INTERESTS

The Company owns 6.5% working interest (4.680% net revenue interest) in the Peters No. 1 Well, in Fayette County, Texas, and a 7.5% working interest (5.79375% net revenue interest) in each of the C-S #1, Jancik #2 and Herrmann #4 wells, located in Burleson County, Texas. The carried cost of these wells has been completely depleted.

The Company entered into agreements with IAS Energy, Inc., a company with common directors, to purchase 40% interests (subject to 40% net revenue interests to others) on May 18, 2006, in the Ken Lee #1 natural gas well for $103,045 ($92,500 US); on June 8, 2006, in the Elvis Farris #2 natural gas well for $104,461 ($92,500 US); and on July 31, 2006, in the Clarence Bright #1 natural gas well for $104,673 ($92,500 US). All the wells are located in Knox or Laurel Counties, Kentucky, USA. The Company had first refusal rights to participate in up to 21 future wells, which expired in October, 2007. The Ken Lee well commenced production in June, 2006; the Elvis Farrell well commenced production in August, 2006; and the Clarence Bright well commenced production in December, 2006. As there has been no determination as to the gas reserves done on any of the wells, the wells are being depleted straight-line over 10 years, which is their estimated pay-out term.

Natural Gas wells - at cost	312,179	207,506
Less: Accumulated depletion	(39,852)	-
	272,327	207,056

Unaudited – Prepared by Management	8

Teryl Resources Corp.
Notes to Consolidated Financial Statements
For the Six Months Ended November 30, 2007

6.	MINERAL PROPERTY INTERESTS

	Balance	Changes	Balance	Changes	Balance
PROPERTY COSTS:	May 31/06	2007	May 31/07	In Period	Nov 30/07
Silverknife	1	-	1	-	1
Fish Creek	33,538	16,000	49,538	-	49,538
Gold Hill	-	34,231	34,231	14,418	48,649
West Ridge	116,189	-	116,189	-	116,189
Gil Venture	31,127	-	31,127	-	31,127
Stepovich Lease	9,381	(9,381)	-	-	-
	190,236	40,850	231,086	14,418	245,504

A.	SILVERKNIFE, Laird, BC, Canada

Pursuant to agreements between Reg Technologies Inc., SMR Investments Ltd., Rapitan Resources Inc., and Chevron Minerals Ltd., the Company acquired a 30% working interest in the Silverknife mineral claims, situated in the Liard Mining Division in the Province of British Columbia, subject to a 10% Net Profit Royalty to Rapitan and a 1% Net Smelter Returns to SMR. The Company has written down their acquisition costs to $ 1 and has written off their exploration and development expenditures entirely, since the claims are not currently being explored and have no proven economic reserves.

B.	FISH CREEK, Fairbanks, Alaska, USA

On March 5, 2002, the Company and Linux Gold Corp. (“Linux”) entered into an agreement whereby the Company may earn up to a 50% interest in the Fish Creek mineral claims located in the Fairbanks district of Alaska, USA, by expending $550,750 ($500,000 US) within three years and issuing 200,000 common shares (issued December 16, 2002 at $0.08 per share). An additional 100,000 shares were issued on February 14, 2007 at $0.16 per share in payment of an extension of the expenditure date to March 5, 2007, which was further extended to March 5, 2009. Linux will have a 5% Net Royalty Interest until the Company pays $2,139,200 ($2,000,000 US).

C.	GOLD HILL, Cochise County, Arizona, USA

On June 10, 2006, the Company and Frederic & John Rothermel (the Vendors) entered into an agreement whereby the Company would purchase a 100% interest in the Gold Hill Patented Claim Group located in the Warren Mining District, Cochise County, Arizona, USA, subject to a 10% Net Profits royalty to the vendors, for the following considerations:

a)	$ 5,655 ($ 5,000 US) for a 90 day option and $11,268 ($10,000 US) to complete a due diligence within 90 days: (done)

b)	$ 6,000 US per quarter thereafter, (all payments have been made)

c)	must complete a $ 50,000 US first phase exploration program conducted by the Vendors,

d)	$ 250,000 US per year upon commencement of production

A further 28 unpatented adjacent claims were registered 100% in the Company=s name for $ 5,498 ($ 5,214 US).

D.	WEST RIDGE, Dome Creek, Alaska, USA

Pursuant to various agreements the Company, earned a 100% interest in the West Ridge (48 claims) mineral properties (approximately 5,200 acres) located in the Dome Creek area of the Fairbanks District of Alaska, USA. The Company has been conducting an exploration program over the past few years.

Unaudited – Prepared by Management	9

Teryl Resources Corp.
Notes to Consolidated Financial Statements
For the Six Months Ended November 30, 2007

6.	MINERAL PROPERTY INTERESTS (Continued)

E.	GIL VENTURE, Dome Creek, Alaska, USA

Pursuant to various agreements the Company acquired a 50% interest in 237 claims located in the Gilmore Dome area of Fairbanks District of Alaska. On May 31, 1991, the Company, NERCO Exploration Company and Fort Knox Venture entered into an agreement which granted the Company a 20% participating interest in the claims. Under the agreement, Fort Knox Venture paid the Company cash and funded approved programs earning them an 80% participating interest in the property with the Company retaining a 20% participating interest. Fort Knox Venture through its operator Fairbanks Gold, has been doing exploration and development work on this property during the 2006 and 2007 years. The Company’s 20% share of expenses, were $ 111,127 ($ 98,916 US) in the May, 2006 year and $ Nil in the November 30, 2007 quarter. Additional cash calls are expected in the 2008 year.

F.	STEPOVICH LEASE, Dome Creek, Alaska, USA

On May 29, 1992, the Company granted Fort Knox Venture all of their interest in the Stepovich lease, except for a 10% Net Profit Interest. Fort Knox Venture assumed all of the Company's liabilities and obligations under the Stepovich lease. These claims were written off at May 31, 2007 since there was no potential economic value.

Deferred Exploration & Development:

	Three Months Ended		Six Months Ended
	Nov. 30,		Nov. 30,
	2007	2006	2007	2006
Fish Creek:
Geophysical survey, auger and drilling	-	5,318	-	5,318
Lease payments and insurance	-	422	316	1,467
	-	5,740	316	6,785
Westridge:
Rent	6,152	7,031	6,152	7,031
Geophysical survey	-	867	-	867
	6,152	7,898	6,152	7,898
Gold Hill:
Assays, permits and maintenance	104	-	1,427	1,619
Roads and clearing	9,859	-	9,859	-
Drilling and trenching	1,795	-	4,027	-
	11,758	-	15,313	1,619
Exploration & Development for the Period	17,910	13,638	21,781	16,302
Exploration & Development at Start of Period	3,003,614	2,870,505	2,999,743	2,867,841
Exploration & Development at End of Period	3,021,524	2,884,143	3,021,524	2,884,143

Unaudited – Prepared by Management	10

Teryl Resources Corp.
Notes to Consolidated Financial Statements
For the Six Months Ended November 30, 2007

7.	INCOME TAXES

Future income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s future tax assets as of November 30 are as follows:

	2007	2006
Non-capital losses carry forwards	$804,000	$741,000
Equipment	14,000	20,000
Resource deductions	474,000	474,000
	1,292,000	1,235,000
Valuation allowance	(1,292,000)	(1,235,000)

Future income tax asset	$-	$-

A reconciliation of the combined federal and provincial income taxes at statutory rates and the Company’s effective income tax expense is as follows:

	2007	2006
Statutory tax rate	34%	36%
Income tax recovery at statutory rate	$(148,300)	$(183,800)
Permanent differences	2,900	1,300
Effect of change in tax rate	51,700	43,100
Tax benefits not recognized	93,700	139,400
	$-	$-

The Company has non-capital losses of approximately $2,456,000 (2006 - $2,356,000), which expire over the years 2007 to 2027. The Company also has cumulative exploration expenses in the amount of $1,926,000 (2006 - $1,688,000) in Canada, which can be carried forward indefinitely.

8.	ADVANCES FROM (TO) RELATED COMPANIES

	November 30,	November 30,
	2007	2006
Access Information Systems	6,000	-
IAS Communications Inc.	-	11,268
Information Highway.com	20,396	-
JGR Petroleum, Inc.	44,564	22,584
KLR Petroleum Inc.	11,000	-
Linux Gold Corp. (See Note 3)	38,882	54,170
Rainbow Network	25,254	22,665
Reg Technologies Inc.	(3,285)	2,772
REGI US Inc.	428	(2,856)
SMR Investments Ltd.	12,742	32,802
	155,981	143,405

Advances from related companies bear no interest and have no fixed repayment terms.

Unaudited – Prepared by Management	11

Teryl Resources Corp.
Notes to Consolidated Financial Information
For the Six Months Ended November 30, 2007

9.	SHARE CAPITAL

Authorized share capital consists of:

100,000,000 voting common shares with no par value
   5,000,000 non-voting preferred shares with $1 par value

The Preferred Shares have attached thereto a right to receive dividends as determined by the Directors. The Preferred Shares may be issued in series, with special rights and restrictions therefor being determined by the Directors, subject to regulatory approval. No Preferred Shares have been issued to the date of these financial statements.

Issued Share Capital - Common

	NUMBER OF		CONTRIBUTED
	SHARES	AMOUNT	SURPLUS

Balance, May 31, 2006	39,468,188	10,624,108	169,401

Shares issued for mineral properties (a)	100,000	16,000	-
Private placement (b)	1,194,340	179,151	-
Private placement warrants exercised	100,000	20,000	-
(c)
Stock based compensation	-	-	116,353
	1,394,340	215,151	116,353

Balance, May 31, 2007	40,862,528	10,839,259	285,754

Private placement (d)	2,715,000	407,250	-
Private placement warrants exercised	-	-	-
Share issue costs	-	(21,780)	-
Stock based compensation	-	-	-
	2,715,000	385,470	-

Balance, November 30, 2007	43,577,528	11,224,729	285,754

a)	On February 14, 2007, 100,000 common shares were issued at $0.16 per share to Linux Gold Corp. under the terms of the Fish Creek mineral property agreement.

b)

On April 7, 2007, the Company issued 1,194,340 units of capital stock pursuant to a Private Placement with 4 placees at a price of $0.15 per unit. Each unit consists of one share and one share purchase warrant exercisable within one year for $0.20 per share.

c)	On May 23, 2007, an individual exercised warrants for 100,000 shares at a price of $0.20 per share.

d)

On August 30, 2007, the Company issued 2,715,000 units of capital stock pursuant to a Private Placement with 36 placees at a price of $0.15 per unit. Each unit consists of one share and one share purchase warrant exercisable within one year for $0.20 per share and in the second year for $0.25 per share.

Unaudited – Prepared by Management	12

Teryl Resources Corp.
Notes to Consolidated Financial Statements
For the Six Months Ended November 30, 2007

9.	SHARE CAPITAL (Continued)

On June 29, 2006, a consultant was granted stock options to purchase up to 25,000 common shares at a price of $0.30 per share for five years, which were repriced on May 8, 2007 to $0.15.

On November 2, 2006, an employee was granted stock options to purchase up to 25,000 common shares at a price of $0.18 per share for five years.

On April 22, 2007, 1,590,000 stock options expired unexercised. On April 24, 2007, 1,600,000 directors’ stock options were granted at a price of $0.15 per share expiring April 24, 2012.

On May 8, 2007, approval was granted to reprice 50,000 employees’ stock options from $0.40 to $0.15 and extend the exercise date from December 16, 2007 to April 24, 2012; and 50,000 directors’ stock options were repriced from $0.35 to $0.15 with the exercise date unchanged.

On June 30, 2007, 250,000 stock options expired unexercised.

On November 7, 2007, an employee was granted stock options to purchase up to 25,000 common shares at a price of $0.22 per share for five years.

During the period ended November 30, 2007 the Company had the following stock option activity:

		Weighted
	No. Of	Ave. Exercise
	Options	Price
Balance outstanding May 31, 2007	2,487,500	$0.21
Granted (Canceled)	25,000	0.22
Expired	(250,000)	0.285
Exercised	-	- .

Balance outstanding Nov. 30, 2007	2,262,500	$0.21

Outstanding Commitments to Issue Shares
At November 30, 2007, the following commitments to issue shares were outstanding:

TYPE OF	NUMBER		EXPIRY
	OF
COMMITMENT	SHARES	PRICE	DATE

Private placement warrants	1,094,350	$ 0.20	April 11, 2008
Private placement warrants	1,324,000	$ 0.35	May 17, 2008
Private placement warrants	2,715,000	$ 0.20/0.25	Aug. 30/08/09
Consultants options	75,000	$ 0.40	March 4, 2008
Consultants options	112,500	$ 0.20	October 20, 2008
Consultants options	300,000	$ 0.45	November 13, 2008
Directors options	50,000	$ 0.35	March 5, 2009
Consultants option	25,000	$ 0.30	June 11, 2011
Employee option	25,000	$ 0.18	November 2, 2011
	1,650,000	$ 0.15
	25,000	$ 0.22

	7,395,850

Unaudited – Prepared by Management	13

Teryl Resources Corp.
Notes to Consolidated Financial Statements
For the Six Months Ended November 30, 2007

9.	SHARE CAPITAL (Continued)

The following table summarizes information about the stock options outstanding at Nov. 30, 2007:

		Weighted
	Number	Average	Number
	Of	Remaining	Of
Exercise	Options	Contractual	Options
Price	Outstanding	Life (Years)	Exercisable

$ 0.40	75,000	0.21	75,000
0.20	112,500	0.90	112,500
0.45	300,000	0.95	300,000
0.35	50,000	1.15	50,000
0.30	25,000	3.45	25,000
0.18	25,000	3.95	25,000
0.15	1,650,000	4.45	1,650,000
0.22	25,000	4.98	25,000

$ 0.21	2,262,500	3.55	2,262,500

Stock Based Compensation Expense:

The fair value of each option granted is estimated on the grant date using the Black-Scholes option- pricing model assuming no dividend yield and the following weighted average assumption for options granted: expected volatility of 130% (2006 - 52%), weighted average risk free interest rate of 4.11% (2006 – 3.40%) and expected life of 4.5 years (2006 – 2 years).

10.	CONTINGENCIES AND COMMITMENTS

See Outstanding Commitments to Issue Shares in Note 9.

11.	RELATED PARTY TRANSACTIONS

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Related party transactions not disclosed elsewhere in these financial statements are as follows:

Reg Technologies Inc. is a public company, which shares office facilities, staff and several directors.

SMR Investments Ltd., is a private company controlled by an officer of the Company. Under a management contract with SMR Investments Ltd. the Company agreed to pay up to $ 2,500 per month for management services. The Company was charged management fees by SMR of $ 15,000 in the current period (2006 - $ 15,000).

The Company owns 15,880 shares of Linux Gold Corp., a BC public company with common directors, staff and office facilities.

In the November 30, 2007 period, directors fees of $ 6,000 (2006 - $ 6,000) were paid to J. Robertson, President of the Company. Administration consulting fees of $ 2,000 (2006 - $ 12,000) were paid to J. Lorette, a director of the company, and secretarial and consulting fees of $ 125 (2006 - $ 7,500) were paid to M. van Oord, a director of the company.

Unaudited – Prepared by Management	14

Teryl Resources Corp.
Notes to Consolidated Financial Statements
For the Six Months Ended November 30, 2007

11.	RELATED PARTY TRANSACTIONS

In the November 30, 2007 period, fees of $ 2,842 (2006 - $4,721) were paid to KLR Petroleum Ltd. (which is controlled by an officer of the Company) for administration of the Company payroll and benefit plan.

12.	TERYL, INC. TRANSACTIONS (100% US Subsidiary):

In 1998, Teryl, Inc. offered a private placement for up to 1,000,000 shares at a price of $ 0.15 US and subscriptions of $ 146,044 ($ 96,750 US) were received by November 19, 1999. Since the offering was not fully subscribed, the Companies negotiated with the subscribers to replace the Teryl, Inc. shares with Teryl Resources Corp. shares. Six subscribers did not return the agreement. On October 17, 2006, the authorized capital for Teryl, Inc. was reduced to 10,000 common shares, which resulted in a rollback to 1 common share for each 10,000 outstanding. On August 29, 2007, the final six subscribers agreed to a settlement of $70,000 ($50,250 US).

13.	SUBSEQUENT EVENTS

On December 7, 2007 the Company entered into a consulting agreement with Renmark Financial Communications to provide investor relations services from December, 2007 to November, 2008. The fees are $ 6,000 per month for December, 2007 through May, 2008 and $ 7,500 per month for June, 2008 through November, 2008, subject to regulatory approval.

On January 8, 2008, the Company announced a private placement offering of up to 5,000,000 units at $ 0.15 per unit. Each unit will consist of one common share and one share purchase warrant to acquire one additional common share at a price of $ 0.20 for a period of one year.

Unaudited – Prepared by Management	15